Exhibit 1.

FOR IMMEDIATE RELEASE
April 14, 2004

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports earnings for the first quarter 2004 of $7.3 million or $0.54 per share.

Earnings Summary
	1Q 2004	4Q 2003	1Q 2003

Net income (in thousands)	$7,280	$7,553	$6,993
Earnings per share	0.54	0.56	0.52
Earnings per share (diluted)	0.53	0.55	0.51

Return on average assets	1.18%	1.20%	1.15%
Return on average equity	12.97	13.61	13.38
Efficiency ratio	58.53	59.18	61.81

Dividends declared per share	$0.23	$0.23	$0.19
Book value per share	16.81	16.45	15.63

    Community Trust Bancorp, Inc. (NASDAQ-CTBI) is reporting first quarter 2004 earnings of $7.3 million or $0.54 per share compared to $7.0 million or $0.52 per share earned during the first quarter of 2003 and $7.6 million or $0.56 per share earned during the fourth quarter of 2003. First quarter 2003 earnings included $0.05 per share due to gains on the sale of securities.

First Quarter Highlights

❖ The Company's basic earnings per share of $0.54 for the first quarter 2004 reflects an increase of 3.8% over prior year.

❖ The Company's net interest margin improved 35 basis points from prior year and 16 basis points from prior quarter.

❖ Noninterest income was negatively impacted by a charge to our valuation reserve for capitalized mortgage servicing rights of $0.6 million for the quarter ended March 31, 2004

❖ The Company experienced growth in its loan portfolio at an annualized rate of 8.9% from prior year and 7.9% from the fourth quarter 2003.

❖ Asset quality improved for the Company from prior year with nonperforming loans decreasing to $17.9 million, a 29.9% decrease from the $25.6 million of March 31, 2003.

    Return on average assets for the quarter ended March 31, 2004 was 1.18% compared to 1.15% for the first quarter 2003 and 1.20% for the fourth quarter 2003. Return on average shareholders’ equity for the quarter ended March 31, 2004 was 12.97% compared to 13.38% for the quarter ended March 31, 2003 and 13.61% for the quarter ended December 31, 2003. CTBI’s efficiency ratio for the quarter ended March 31, 2004 improved to 58.53% from 61.81% for the quarter ended March 31, 2003 and 59.18% for the quarter ended December 31, 2003.

Net Interest Income

    Our net interest margin of 4.09% for the quarter ended March 31, 2004 is a 35 basis point increase from the 3.74% for the quarter ended March 31, 2003 and a 16 basis point increase from the 3.93% for the quarter ended December 31, 2003. Management expects its net interest margin to stabilize as loan growth and the reallocation of earning assets from the investment portfolio to the higher yielding loan portfolio continue.

Noninterest Income

    Noninterest income decreased 6.2% for the quarter ended March 31, 2004 compared to March 31, 2003 and 1.6% compared to December 31, 2003. Noninterest income for the quarter ended March 31, 2003 included approximately $1.0 million in securities gains. Also, as residential mortgage refinancing slowed, the Company had a decrease in gains on sales of loans of $1.1 million from prior year and $0.5 million from prior quarter. Noninterest income was also negatively impacted by a charge to our valuation reserve for capitalized mortgage servicing rights of $0.6 million for the quarter ended March 31, 2004 compared to $0.4 million for the quarter ended March 31, 2003. Increases in deposit service charges of $0.4 million and other noninterest income of $1.2 million offset part of the decrease from prior year. Other noninterest income includes $0.8 million derived from the adjustment of the carrying value of loans acquired with the 2002 acquisition of Citizens National Bank of Hazard to its net realizable value. These loans were recorded at acquisition at an amount estimated to be their net realizable value; however, the repayment experience on these loans has been better than expected and the carrying value of these loans has been increased to reflect the higher net value.

Noninterest Expense

    Noninterest expense of $18.2 million increased 3.3% from the $17.6 million for the first quarter 2003 and remained relatively flat to the fourth quarter 2003. The increase in noninterest expense from prior year was primarily attributable to increased personnel expense.

Balance Sheet Review

    The Company's loan portfolio grew $144.9 million or 9% from prior year as growth occurred in all three major loan categories, commercial, residential real estate, and consumer loans. Total deposits and repurchase agreements of $2.1 billion at March 31, 2004 represent a modest decline of 0.7% from March 31, 2003. The Company’s assets were $2.5 billion at March 31, 2004 and at March 31, 2003.

    The Company continues to grow its shareholders’ equity while also providing a dividend yield of 2.79% to shareholders. Shareholders’ equity of $225.9 million on March 31, 2004 is a 7.0% increase from the $211.1 million on March 31, 2003 and a 2.0% increase from the $221.4 million on December 31, 2003.

Asset Quality

    Nonperforming loans decreased 29.9% to $17.9 million from the $25.6 million at March 31, 2003, but increased 6.1% from the $16.9 million at December 31, 2003.

    Foreclosed properties on March 31, 2004 were $6.8 million, an increase from the $3.7 million reported at March 31, 2003 and the $6.6 million at December 31, 2003.

    Net charge-offs for the quarter ended March 31, 2004 of $1.6 million are approximately 10% less than the $1.8 million for the first quarter of 2003 but increased from the $1.3 million for the fourth quarter of 2003. The provision for loan loss expense for the first quarter 2004 increased by $586 thousand compared to the first quarter 2003 and $18 thousand compared to the fourth quarter 2003. The provision expense in both the first quarter 2004 and the fourth quarter 2003 was impacted by net loan growth during these quarters of $34.1 million and $42.5 million, respectively. Our reserve for losses on loans as a percentage of total loans outstanding at March 31, 2004 remained the same as prior quarter and prior year at 1.42%.

Forward-Looking Statements

    Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

    Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 70 banking locations across eastern, northern, central, and south central Kentucky, 5 banking locations in southern West Virginia, and 5 trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
March 31, 2004
(in thousands except per share data)

	Three	Three	Three
	Months	Months	Months
	Ended	Ended	Ended
	3/31/04	12/31/03	3/31/03

Interest income	$31,297	$31,739	$32,667
Interest expense	8,616	9,442	12,139

Net interest income	22,681	22,297	20,528
Loan loss provision	2,133	2,115	1,547

Securities gains	1	-	979
Gains on sales of loans	459	964	1,521
Deposit service charges	4,237	4,412	3,862
Trust revenue	561	606	613
Insurance commissions	65	213	102
Other noninterest income	2,692	1,953	1,469

Total noninterest income	8,015	8,148	8,546

Personnel expense	9,691	8,989	9,061
Occupancy and equipment	2,413	2,416	2,300
Amortization of core deposit intangible	145	145	145
Other noninterest expense	5,945	6,699	6,105

Total noninterest expense	18,194	18,249	17,611

Net income before taxes	10,369	10,081	9,916
Income taxes	3,089	2,528	2,923

Net income	$7,280	$7,553	$6,993

Memo: TEQ interest income	$31,686	$32,131	$33,065

Average shares outstanding	13,467	13,452	13,537
Basic earnings per share	$0.54	$0.56	$0.52
Diluted earnings per share	$0.53	$0.55	$0.51
Dividends per share	$0.23	$0.23	$0.19

Average balances:
Loans, net of unearned income	$1,744,992	$1,709,394	$1,622,672
Earning assets	2,267,432	2,292,814	2,268,248
Total assets	2,471,939	2,496,483	2,468,156
Deposits	2,056,125	2,090,893	2,099,854
Interest bearing liabilities	1,867,324	1,900,093	1,915,509
Shareholders' equity	225,769	220,189	211,886

Performance ratios:
Return on average assets	1.18%	1.20%	1.15%
Return on average equity	12.97%	13.61%	13.38%
Yield on average earning assets (tax equivalent)	5.62%	5.56%	5.91%
Cost of interest bearing funds (tax equivalent)	1.86%	1.97%	2.57%
Net interest margin (tax equivalent)	4.09%	3.93%	3.74%
Efficiency ratio	58.53%	59.18%	61.81%

Loan charge-offs	$(2,564)	$(2,247)	$(2,837)
Recoveries	929	969	1,028

Net charge-offs	$(1,635)	$(1,278)	$(1,809)

Market Price:
High	$33.00	$33.73	$24.22
Low	27.68	25.50	22.46
Close	33.00	30.20	22.96

	As of	As of	As of
	3/31/04	12/31/03	3/31/03

Assets:
Loans, net of unearned	$1,770,332	$1,736,260	$1,625,475
Loan loss reserve	(25,151)	(24,653)	(23,008)

Net loans	1,745,181	1,711,607	1,602,467
Loans held for sale	680	315	4,151
Securities AFS	366,869	421,855	516,939
Securities HTM	78,890	87,497	43,279
Other earning assets	30,822	9,340	69,692
Cash and due from banks	82,510	79,621	77,153
Premises and equipment	50,108	49,990	50,171
Goodwill and core deposit intangible	63,806	63,951	64,386
Other assets	41,567	49,863	41,614

Total Assets	$2,460,433	$2,474,039	$2,469,852

Liabilities and Equity:
NOW accounts	$15,376	$16,578	$11,784
Savings deposits	602,550	597,971	623,757
CD's >=$100,000	345,967	357,573	354,942
Other time deposits	721,412	736,090	788,717

Total interest bearing deposits	1,685,305	1,708,212	1,779,200
Noninterest bearing deposits	370,298	359,403	330,665

Total deposits	2,055,603	2,067,615	2,109,865
Repurchase agreements	87,526	96,507	48,911
Other interest bearing liabilities	71,819	71,478	80,316
Noninterest bearing liabilities	19,577	17,046	19,702

Total liabilities	2,234,525	2,252,646	2,258,794
Shareholders' equity	225,908	221,393	211,058

Total Liabilities and Equity	$2,460,433	$2,474,039	$2,469,852

Ending shares outstanding	13,438	13,462	13,500
Memo: Market value of HTM Securities	$79,479	$87,061	$44,385

90 days past due loans	$4,980	$5,463	$5,829
Nonaccrual loans	11,423	9,705	19,463
Restructured loans	1,517	1,726	268
Foreclosed properties	6,814	6,566	3,723

Tier 1 leverage ratio	8.97%	8.73%	8.33%
Tier 1 risk based ratio	11.63%	11.35%	11.06%
Total risk based ratio	12.88%	12.60%	12.31%
FTE employees	915	901	884

Community Trust Bancorp, Inc. reported earnings for the three months ending March 31, 2004 and March 31, 2003 as follows:

	Three Months Ended
	March 31

	2004	2003

(in thousands except per share information)

Net income	$7,280	$6,993

Basic earnings per share	$0.54	$0.52

Diluted earnings per share	$0.53	$0.51

Average shares outstanding	13,467	13,537

Total assets (end of period)	$2,460,433	$2,469,852

Return on average equity	12.97%	13.38%

Return on average assets	1.18%	1.15%